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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)

                                (AMENDMENT NO. 4)

                                Harte-Hanks, Inc.
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                                (Name of Issuer)

                          Common Stock, Par Value $1.00
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                         (Title of Class of Securities)

                                    416196103
                  ---------------------------------------------
                                 (CUSIP Number)

                                David L. Copeland
                                   Sipco, Inc.
                                273 Walnut Street
                              Abilene, Texas 79601
                                 (915) 676-7724
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 5, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 pages)

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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP NO. 416196 10 3                                          PAGE 2 OF 4 PAGES
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1       NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
        ANDREW B. SHELTON REVOCABLE TRUST

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        NOT APPLICABLE

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        NOT APPLICABLE

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        TEXAS

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                      7    SOLE VOTING POWER
  NUMBER OF
    SHARES                 NONE
 BENEFICIALLY         ----------------------------------------------------------
  OWNED BY            8    SHARED VOTING POWER
     EACH
  REPORTING                NONE
   PERSON             ----------------------------------------------------------
     WITH             9    SOLE DISPOSITIVE POWER

                           NONE
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           NONE
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        NONE
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12      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
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14      TYPE OF REPORTING PERSON

        OO
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ITEM 1.  SECURITY AND ISSUER

The class of securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock") of Harte-Hanks, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 200 Concord Plaza Drive, Suite 800, San Antonio, Texas 78216.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c), (f) The Andrew B. Shelton Revocable Trust (the "Trust") is an intervivos trust that was established under the laws of the State of Texas for the benefit of certain family members of Andrew B. Shelton and such other persons in accordance with the terms of Trust. The initial Trustee and Settlor with full power of revocation and substitution was Andrew B. Shelton. Upon the death of Mr. Shelton on January 16, 1997, the Trust became irrevocable. The successor trustee is David L. Copeland, a United States citizen, whose principal occupation is President of Sipco, Inc., and whose business address is 273 Walnut Street, Abilene, Texas 79601.

         (d)-(e) Neither the Trust nor David L. Copeland, during the last five years, has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

During Mr. Shelton's life, he reported the shares held by the Trust in his individual capacity. Upon his death the Trust became irrevocable and the shares were reported as beneficially owned by the Trust and David L. Copeland by virtue of his appointment as successor trustee.

ITEM 4.  PURPOSE OF TRANSACTION

         (a)      Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of December 5, 2000, the Trust no longer owns any shares of the Common Stock.

         (b) Mr. Copeland, as Trustee, exercised sole voting and dispositive power with respect to the shares of Common Stock held by the


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                  Trust. Mr. Copeland exercised his dispositive power on
                  December 5, 2000 in accordance with the terms of the Trust.

         (c) On December 5, 2000, in accordance with the terms of the Trust, all 6,827,696 shares of Common Stock held by the Trust were distributed to six separate trusts for the benefit of certain of Mr. Shelton's family members (2,827,696 aggregate shares) and to the Shelton Family Foundation, a non-profit corporation (4,000,000 shares).

         (d)      None.

         (e)      December 5, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

David L. Copeland serves as trustee of the Trust.

To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of December 15, 2000.        Andrew B. Shelton Revocable Trust

                                      By:     /s/ David L. Copeland
                                              ----------------------------------
                                              David L. Copeland
                                              as Trustee